EXHIBIT 99.1

Clementia to Present at the Evercore ISI HealthCONx Conference

MONTREAL, Nov. 21, 2018 (GLOBE NEWSWIRE) -- Clementia Pharmaceuticals Inc. (Nasdaq: CMTA), a clinical-stage biopharmaceutical company innovating treatments for people with ultra-rare bone disorders and other diseases, today announced that Clarissa Desjardins, Ph.D., chief executive officer and founder of Clementia, will present at the Evercore ISI HealthCONx Conference on Wednesday, November 28, 2018 at 10:15 a.m. ET in Boston.

A webcast of the presentation will be available in the Investor Relations section of the company's website at www.clementiapharma.com. The replay of the webcast will be available for 30 days following the call.

About Clementia Pharmaceuticals Inc.

Clementia is a clinical-stage company innovating treatments for people with ultra-rare bone disorders and other diseases with high medical need. The company is preparing for a 2019 NDA submission to the FDA to seek approval of its lead product candidate, palovarotene, a novel RARγ agonist, for the prevention of heterotopic ossification (HO) associated with flare up symptoms in patients with fibrodysplasia ossificans progressiva (FOP). The ongoing Phase 3 MOVE Trial is evaluating an additional dosing regimen of palovarotene for the treatment of FOP. Palovarotene is also in a Phase 2 trial, the MO-Ped Trial, for the treatment of multiple osteochondromas (MO, also known as multiple hereditary exostoses, or MHE). In addition, Clementia has commenced a Phase 1 trial for an eye drop formulation of palovarotene for the potential treatment of dry eye disease and is also investigating other conditions that may benefit from RARγ therapy. For more information, please visit www.clementiapharma.com and connect with us on Twitter @ClementiaPharma.

Investor/Media Contact:
Joseph Walewicz
Clementia Pharmaceuticals Inc.
+1-514-940-1080

Chelcie Lister
THRUST Strategic Communications
+1-910-777-3049